Exhibit 99.1

The Thomson Corporation

Metro Center, One Station Place

Stamford, CT 06902

Tel (203) 539-8000

www.thomson.com

News Release

Media Contact:	Investor Contact:
Fred Hawrysh	Frank J. Golden
Global Director, External Communications	Vice President, Investor Relations
(203) 539-8314	(203) 539-8470
fred.hawrysh@thomson.com	frank.golden@thomson.com

FOR IMMEDIATE RELEASE

Thomson Files Information Circular for Approval of Reuters Acquisition

Transaction Expected to Close on April 17; Interim Dividend to be Paid

(All amounts are in U.S. dollars)

STAMFORD, Conn., February 29, 2008 — The Thomson Corporation (NYSE: TOC; TSX: TOC), a leading provider of information solutions to business and professional customers worldwide, has filed an information circular for its upcoming shareholders meeting to approve the Reuters acquisition. The shareholders meeting will be held on March 26, 2008 at 10:00 a.m. (ET) at Roy Thomson Hall in Toronto, Canada. Separately today, Reuters filed a circular for its own shareholder meetings to be held on March 26, 2008 in London to approve the transaction. Thomson’s acquisition of Reuters is expected to close on April 17, 2008, and the transaction has received all required antitrust/regulatory clearances.

Thomson and Reuters have historically paid dividends to their shareholders at different times of the year, and in different amounts. To align the timing and amount of future dividend payments to Thomson Reuters shareholders, an interim dividend of $0.31747 per share will be paid on May 1, 2008 to Thomson common shareholders of record on April 16, 2008. The interim dividend is based on Thomson’s previously announced 2008 quarterly dividend rate of $0.27 per share (or $1.08 per share for the year) and covers the period from January 1, 2008 through April 16, 2008. The payment of the interim dividend in May will result in Thomson Reuters not paying a dividend in June 2008, as has been Thomson’s past practice, and regularly scheduled dividend payments will resume in September 2008 ($0.22253 per share) and in December 2008 ($0.27 per share).

More information about the Thomson Reuters business, the Thomson Reuters Board and executive management team and dividends expected to be paid during the remainder of 2008 is available in the information circular.

Holders of Thomson common shares as of 5:00 p.m. (ET) on February 22, 2008 will be entitled to vote at the upcoming meeting. The circular is being mailed to shareholders. A copy of the circular is available at the SEC’s website at www.sec.gov, at the Canadian securities regulatory authorities’ website at www.sedar.com and at www.thomson.com.

The Thomson Corporation

The Thomson Corporation (www.thomson.com) is a global leader in providing essential electronic workflow solutions to business and professional customers.  With operational headquarters in Stamford, Conn., Thomson provides value-added information, software tools and applications to professionals in the fields of law, tax, accounting, financial services, scientific research and healthcare.  The Corporation’s common shares are listed on the New York and Toronto stock exchanges (NYSE: TOC; TSX: TOC).

DEALING DISCLOSURE REQUIREMENTS

Under the provisions of Rule 8.3 of the Takeover Code (the ‘Code’), if any person is, or becomes, ‘interested’ (directly or indirectly) in 1% or more of any class of ‘relevant securities’ of Thomson or of Reuters, all ‘dealings’ in any ‘relevant securities’ of that company (including by means of an option in respect of, or a derivative referenced to, any such ‘relevant securities’) must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the acquisition of Reuters becomes, or is declared, unconditional, lapses or is otherwise withdrawn or on which the ‘offer period’ otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an ‘interest’ in ‘relevant securities’ of Thomson or Reuters, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all ‘dealings’ in ‘relevant securities’ of Thomson or Reuters by Thomson or Reuters, or by any of their respective ‘associates’, must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose ‘relevant securities’ ‘dealings’ should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel’s website at www.thetakeoverpanel.org.uk.

‘Interests in securities’ arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an ‘interest’ by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel’s website. If you are in any doubt as to whether or not you are required to disclose a ‘dealing’ under Rule 8, you should consult the Panel.

CAUTIONARY NOTE CONCERNING FACTORS THAT MAY AFFECT FUTURE RESULTS

This news release, in particular the discussion of the proposed acquisition of Reuters, includes forward-looking statements. These statements are based on certain assumptions and reflect the Corporation’s current expectations. Forward-looking statements include statements about its beliefs that the Reuters acquisition will be approved and close on April 17, 2008.  The closing of the transaction is subject to approval by Thomson and Reuters shareholders as well as courts in Ontario, Canada and the United Kingdom. The declaration of dividends and the amount of those dividends may be adjusted or eliminated at any time at the discretion of the Thomson Board (or, following the closing of the transaction, the Thomson Reuters Board). All forward-looking statements in this news release are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. These risks and uncertainties include the failure of Reuters shareholders or the courts to approve the proposed transaction; the reaction of Thomson’s and Reuters’ customers, employees and suppliers to the proposed transaction; the ability to promptly and effectively integrate the businesses of Thomson and Reuters after the transaction closes; and the diversion of management time on transaction-related issues. Some of the other factors that could cause actual results or events to differ materially from current expectations are actions of competitors; failure to fully derive anticipated benefits from acquisitions and divestitures; failure to develop additional products and services to meet customers’ needs, attract new customers or expand into new geographic markets; and changes in the general economy. Additional factors are discussed in the Corporation’s materials filed with the securities regulatory authorities in Canada and the United States from time to time, including the Corporation’s management information circular dated February 29, 2008 for the special meeting of shareholders to be held on March 26, 2008, and its latest annual information form, which is also contained in its most recently filed annual report on Form 40-F. The Corporation disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by applicable law, rule or regulation.

This document does not constitute an offer for sale of any securities or an offer or an invitation to purchase any such securities. Documents relating to the proposed transaction have been furnished by Thomson and Reuters to the SEC. Shareholders are urged to read such documents regarding the proposed transaction because they contain important information. Shareholders may obtain free copies of Thomson’s and Reuters’ respective circulars, as well as other filings containing information about the companies, without charge, at the SEC’s website at www.sec.gov, at the Canadian securities regulatory authorities’ website at www.sedar.com (in the case of Thomson) and from Thomson and Reuters. These documents will also be available for inspection and copying at the public reference room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549, United States. For further information about the public reference room, call the SEC at 1-800-732-0330. The Reuters circular, which constitutes an offer document of Thomson for the purposes of the UK Takeover Code, is also available for inspection during usual UK business hours on Monday to Friday of each week (UK public holidays excepted) at the registered office of Reuters, being The Reuters Building, South Colonnade, Canary Wharf, London E14 5EP, United Kingdom, from the date of this news release until the closing of the transaction.